SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF
PETRÓLEO BRASILEIRO S.A. – PETROBRAS,
HELD ON APRIL 8, 2009

(Transcribed in summarized form pursuant to the first paragraph of
Article 130 of Law 6.404 of December 15 1976)

A PUBLICLY HELD COMPANY
CNPJ no 33.000.167/0001 -01
NIRE No. 33300032061

I. DATE, TIME AND PLACE:

The meeting was held at 3 p.m. on April 8, 2009 at the Company’s registered offices in the city and state of Rio de Janeiro at Avenida República do Chile, 65.

II. PRESENCE, QUORUM, AND CONVENING:

The holders of more than 2/3 of the capital stock with the right to vote were present, as evidenced by the signatures in the Shareholder’s Present Register, as duly convened through notices published in the March 9, 10, and 11 2009 editions of the Rio de Janeiro State Official Gazette (Diário Oficial do Estado do Rio de Janeiro) and of the Jornal do Commercio, Gazeta Mercantil, and Valor Econômico newspapers. Pursuant to the provisions of article 134 of Law 6.404/76 were present the following members of the Board of Directors: Guilherme Estrella, Jorge Luiz Zelada, Paulo Roberto Costa and Renato de Souza Duque. Also present were Túlio Luiz Zamin, respectively the President of the Fiscal Council, pursuant to the provisions of article 164 of Law 6.404/76, as well as the representatives of KPMG External Auditors, Manuel Fernandes Rodrigues de Sousa, pursuant to the provisions of Paragraph 1 of Article 134 of the mentioned law.

III. PRESIDING OFFICIALS:

President:	José Sergio Gabrielli de Azevedo
Federal Government Representative:	Adrienne Giannetti Nelson de Senna Jobim
Financial and Investor Relations	Almir Guilherme Barbassa
Secretary:	Hélio Shiguenobu Fujikawa

IV. AGENDA:

I. Management Report and Account Statements with the Opinion of the Fiscal Council, for the fiscal year ending December 31 2008;
II. Capital Expenditures budget for the 2009 fiscal year;
III. Allocation of the results for the 2008 fiscal year;
IV. Election of the members of the Board of Directors;
V. Election of the President of the Board of Directors;
VI. Election of the members of the Fiscal Council and their respective alternates;
VII. Establishment of Management’s compensation, as well as Management’s participation in the profits, pursuant to articles 41 and 56 of the Bylaws, and the compensation of the effective members of the Fiscal Council.

V. RESOLUTIONS :

On a Procedural Question

The transcription of the minutes in summarized form pursuant to Article 130 of Law 6.404 of December 15 1976 was approved by the majority of the shareholders present at the meeting.

Item I: The majority of the shareholders present approved, in agreement with the vote cast by the Union, which owns the majority of the capital stock, and observing the legal abstentions, the Management Report and Account Statements for the 2008 fiscal year, accompanied by the opinions provided by the Fiscal Council and by the Independent Auditors.

Item II: The majority of the shareholders present approved, in agreement with the vote cast by the Union, the Capital Expenditures Budget for the 2009 fiscal year, for the total of R$42.537.935.164,00 (forty-two billion, five hundred and thirty-seven million, nine hundred and thirty-five thousand, one hundred and sixty-four reais) in the terms of the proposal formulated by the Company’s Management;

Item III: The majority of the shareholders present approved, in agreement with the vote cast by the Union, the proposal for allocating the result for the fiscal year 2008, in the amount of R$36.469.548.739,57 (thirty-six billion, four hundred and sixty-nine million, five hundred and forty eight thousand, seven hundred and thirty-nine reais and fifty seven cents), for reserves a total amount of R$26.554.842.023,37 (twenty-six billion, five hundred and fifty-four million, eight hundred and forty two thousand, twenty-three reais and thirty-seven cents) and for dividends a total amount of R$9.914.706.716,20 (nine billion, nine hundred and fourteen million, seven hundred and six thousand, seven hundred and sixteen reais and twenty cents), pursuant to the proposal of the Management and the Opinion of the Secretary of the National Treasury, as follows:

Allocation	2008
(million R$)
Net income for the fiscal year	36,470
(-) Legal reserve (5%)	(1,824)
(-) Fiscal Incentive Reserves	(557)
(-) Statutory reserve	(395)
(=) Adjusted net income	33,694
Dividends proposed - 29, 04% (31, 44% in 2007)	9,915
Interest on Shareholders’ Equity	7,020
Dividends	2,895
Retained profits reserve	23,779

Dividend payment date, in the amount of R$9.914.706.716,20 (nine billion, nine hundred and fourteen million, seven hundred and six thousand , seven hundred and sixteen reais and twenty cents):

• April 24, 2009: R$ 3.334.149.161,20 (three billion, three hundred and thirty four million, one hundred and forty nine thousand, one hundred sixty one reais and twenty cents), equivalent to R$ 0.38 (thirty eight cents) per share, as interest on equity, based on the shareholding position as of December 26, 2008;

• June 24.2009: R$ 3.334.149.161,20 (three billion, three hundred and thirty four million, one hundred forty nine thousand, one hundred and sixty one reais and twenty cents), equivalent to R$ 0.38 (thirty eight cents) per share, as interest on equity, based on the shareholding position as of December 26, 2008;

• August 14, 2009: R$ 3.246.408.393, 80 (three billion, two hundred and forty six million, four hundred and eight thousand, three hundred and ninety three reais and eighty cents), equivalent to R$ 0.37 (thirty seven cents) per share, and R$ 0.04 (four cents) as interest on capital (based on the shareholding position as of December 26, 2008) and R$ 0.33 (thirty three cents) as dividends based on shareholding position as of April 08, 2009.

The portion of the net income allocated as retained profit reserves intends to finance the needs related to the investment annual program, included in the Company´s budget for 2009.

The majority of the shareholders who attended the meeting, approved the proposal of the maintenance of the Retained Profit Reserve in the amount of R$1.437.926.347,12 (one billion, four hundred and thirty seven million, nine hundred and twenty six thousand, three hundred and forty seven reais and twelve cents) in the Equity Income.

Item IV: The following were reelected as members of the Company’s Board of Directors, in accordance with the vote cast by the Union, for a term of office of 1 (one) year, reelection being permitted, Ms Dilma Vana Rousseff, Brazilian, a native of the city of Belo Horizonte (MG), divorced, an economist, domiciled at the Office of the Chief of Staff of the President of the Republic – Praça dos Três Poderes – Palácio do Planalto – 4o andar-salas 57 e 58, Brasília (DF), CEP: 70150-900, holder of ID Card 9017158222, issued by the State of Rio Grande do Sul - Public Security Department – SSP/RS, and of Taxpayer’s ID 133.267.246 -91 and Mr. Guido Mantega, Brazilian, a native of the city of Genoa, Italy, married, an economist, domiciled at Ministério da Fazenda – Esplanada dos Ministérios – Bloco P – 5º andar – Brasília (DF), CEP: 70048-900, holder of ID card 4135647-0, issued by the State of São Paulo - Public Security Department – SSP/SP, and of Taxpayer’s ID 676.840.768 - 68; Silas Rondeau Cavalcante Silva, Brazilian, a native of the city of Barra da Corda (MA), married, engineer, domiciled at Ministério de Minas e Energia – Esplanada dos Ministérios – Bloco U – 8º andar – sala 809, Brasília (DF), CEP: 70065-900, holder of ID Card 2040478, issued by the State of Pernambuco – Public Security Department – SSP/PE, and of Taxpayer’s ID 044.004.963 -68; José Sérgio Gabrielli de Azevedo, Brazilian, a native of the city of Salvador (BA), divorced, an economist, domiciled at Av. República do Chile, 65, 23º andar - Rio de Janeiro (RJ), CEP 20031-912, holder of ID Card 00693342-42, issued by the State of Bahia - Public Security Department - SSP/BA, and of Taxpayer’s ID 042.750.395 -72; Brazilian, a native of the city of São Paulo, Army General, domiciled at Alameda Carolina 594, Itu (SP), CEP: 13306-410, holder of ID Card 022954940-7, issued by the Army Ministry, and of Taxpayer’s ID 351.786.808 -63; and Luciano Galvão Coutinho, Brazilian, a native of the city of Recife (PE), divorced, economist, domiciled at Av. República do Chile nº 100, 19º andar, Rio de Janeiro (RJ), CEP 20031-917, holder of ID Card 8925795, issued by the State of São Paulo – Public Security Department - SSP/SP, and of Taxpayer’s ID 636831808-20.

Pursuant to the vote of the Union, the following was also reelected as a member of the Board of Directors for a term of office of 1 (one) year, reelection being permitted, Sergio Franklin Quintella, Brazilian, a native of the city of Rio de Janeiro (RJ), married, engineer, domiciled at Praia de Botafogo, 190 – 12º andar – Rio de Janeiro (RJ), CEP 22250-900, holder of ID Card 81110251-4, issued by CREA/RJ, and of Taxpayer’s ID 003212497-04.

Subsequently, pursuant to Article 239 of the Corporate Law, the following was reelected by the vote of the minority shareholders, as their representative on the Board of Directors, in a separate voting procedure, for a term of office of 1 (one) year, reelection being permitted, Mr. Fabio Colletti Barbosa, Brazilian, a native of the city of São Paulo (SP), married, business administrator, domiciled at Av. Paulista 1,374, 3º andar, Cerqueira Cesar, São Paulo (SP), CEP: 01310-916, holder of ID Card 5.654.446 -7, issued by the State of São Paulo – Public Security Department - SSP/SP, and of Taxpayer’s ID 771.733.258 -20.

Also reelected, pursuant to Article 19 of the Company’s Bylaws, as the preferred shareholders’ representative on the Board of Directors, in a separate voting procedure, for a term of 1 (one) year, with reelection being permitted, Mr. Jorge Gerdau Johannpeter, Brazilian, a native of the city of Rio de Janeiro (RJ), married, an attorney, domiciled at Av. Farrapos, 1,811, Floresta, Porto Alegre (RS), CEP 90220-005, holder of ID Card 1001969201, issued by the State of Rio Grande do Sul - Public Security Department, and of Taxpayer’s ID 000.924.790 -49.

Item V: Ms. Dilma Vana Rousseff was appointed, among the elected Board Members, by the majority of the shareholders present, and as a result of the vote cast by the representative of the Union, to the position of President of the Board of Directors.

Item VI: The majority of the shareholders present reelected the following individuals, in agreement with the vote cast by the representative of the Union, as members of the Company’s Fiscal Council, for a 1 (one) year term, with reelection allowed: Mr. Marcus Pereira Aucélio, Brazilian, a native of Brasília (DF), married, an engineer, domiciled at STN - Esplanada dos Ministérios, Bloco P – 1º andar – COFIS, Brasília (DF), CEP: 70.048 -900, holder of ID Card 814.379, issued by the government of the Federal District - Public Security Department – SSP/DF, and of Taxpayer’s ID 393.486.601 -87, the alternate of whom shall be Mr. Eduardo Coutinho Guerra, Brazilian, a native of the city of Bom Despacho (MG), married, with a bachelor’s degree in international relations, domiciled at Esplanada dos Ministérios, Bloco P, Edifício Anexo – Ala B – 1º andar - COREF, Brasília (DF), CEP: 70048-900, holder of ID Card 870.123, issued 5 by the Federal District’s Public Security Department – SSP/DF, and of Taxpayer’s ID 276.000.681 -68, both as representatives of the National Treasury, Mr. Túlio Luiz Zamin, Brazilian, a native of the city of Nova Prata (RS), legally separated, an accountant, domiciled at Praça Tiradentes, 119 – São Leopoldo (RS), CEP: 93010-020, holder of ID Card 502.490.678 -5, issued by the State of Rio Grande do Sul - Public Security Department – SSP/RS, and of Taxpayer’s ID 232.667.590 -87, the alternate of whom shall be Mr. Ricardo de Paula Monteiro, Brazilian, a native of the city of Juiz de Fora (MG), married, economist, domiciled at Ministério de Minas e Energia - Esplanada dos Ministérios, Bloco U, sala 806, - Brasília (DF), CEP: 70065-900, holder of ID Card M/1777978, issued by the State of Minas Gerais – Public Security Department, and of Taxpayer’s ID 117579576-34; Mr. César Acosta Rech, Brazilian, economist, registered in the Conselho Regional de Economia da 4ª Região sob o nº 5259-0, native of the city of Porto Alegre (RS), single, domiciled at SBN - Quadra 1 - Bloco B - 10º andar - Ed. CNC , Brasília (DF), CEP: 70041-902, holder of ID Card 2968144, issued by the State of Brasília – Public Security Department - SSP/DF, and of Taxpayer’s ID 579471710-68, the alternate for whom shall be Mr. Edison Freitas de Oliveira, Brazilian, a business administrator, a native of the city of Cataguases (MG), married, domiciled at Ministério de Minas e Energia – EMI – Bloco U – sala 844 – Brasília (DF), CEP: 70065-010, holder of ID Card 3.467.551, issued by the State of São Paulo - Public Security Department - SSP/SP, and of Taxpayer’s ID 003.143.238 -72;

Then, pursuant to Article 240 of the Corporate Law, the following individuals were reelected as members of the Company’s Fiscal Council for a term of office of 1 (one) year, with reelection being allowed, by the vote of the minority shareholders, in a separate voting procedure: Mr. Nelson Rocha Augusto, Brazilian, a native of the city of Ribeirão Preto (SP), married, an economist, domiciled at Praça XV de Novembro 20 – 3º andar, Centro, Rio de Janeiro (RJ), CEP: 20010-010, holder of ID Card No. 9.349.249, issued by the State of São Paulo – Public Security Department - SSP/SP, and of Taxpayer’s ID 083.085.058 -99, the alternate for whom shall be Ms. Maria Auxiliadora Alves da Silva, Brazilian, a native of the city of Lajedo (PE), married, an economist, domiciled at Rua Direita, 32 – 2º andar – Centro, São Paulo (SP), CEP: 01002-000, holder of ID Card 17.622 -2 issued by the Regional Economy Council – CORECON/SP, and of Taxpayer’s ID 874.013.208 -00.

The majority of the shareholders present reelected the following individuals, in agreement with the vote cast by the representative of the Union, as the members of the Company’s Fiscal Council, for a 1 (one) year term, with reelection permitted: Ms. Erenice Alves Guerra, Brazilian, an attorney, a native of the city of Brasília (DF), divorced, domiciled at Palácio do Planalto, 4º andar, sala 73, Brasília (DF), CEP: 70150-900, holder of ID Card 666.138, issued by the government of the Federal District - Public Security Department – SSP/DF, and of Taxpayer’s ID 185.697.731 -53, the alternate for whom shall be Mr. Edison Freitas de Oliveira, Brazilian, a business administrator, a native of the city of Cataguases (MG), married, domiciled at Ministério de Minas e Energia – EMI – Bloco U – sala 844 – Brasília (DF), CEP: 70065-010, holder of ID Card 3.467.551, issued by the State of São Paulo - Public Security Department - SSP/SP, and of Taxpayer’s ID 003.143.238 -72 as well as Mr. Túlio Luiz Zamin, Brazilian, a native of the city of Nova Prata (RS), legally separated, an accountant, domiciled at Praça Tiradentes, 119 – São Leopoldo (RS), CEP: 93010-020, holder of ID Card 502.490.678 -5, issued by the State of Rio Grande do Sul - Public Security Department – SSP/RS, and of Taxpayer’s ID 232.667.590 -87, the alternate for whom shall be Mr. Marcelo Cruz, Brazilian, a native of the city of Rio de Janeiro (RJ), married, an economist, domiciled at Ministério de Minas e Energia – Esplanada dos Ministérios – Bloco U – 4º andar, sala 450 – Brasília (DF), CEP: 70065-900, holder of ID Card 761.561, issued by the Federal District’s Public Security Department – SSP/DF, and of Taxpayer’s ID 316.297.171 -34.

Then, pursuant to Article 240 of the Corporate Law, the following individuals were reelected as members of the Company’s Fiscal Council for a term of office of 1 (one) year, with reelection being allowed, by the vote of the minority shareholders, in a separate voting procedure: Mr. Nelson Rocha Augusto, Brazilian, a native of the city of Ribeirão Preto (SP), married, an economist, domiciled at Praça XV de Novembro 20 – 3º andar, Centro, Rio de Janeiro (RJ), CEP: 20010-010, holder of ID Card No. 9.349.249, issued by the State of São Paulo – Public Security Department - SSP/SP, and of Taxpayer’s ID 083.085.058 -99, the alternate for whom shall be Ms. Maria Auxiliadora Alves da Silva, Brazilian, a native of the city of Lajedo (PE), married, an economist, domiciled at Rua Direita, 32 – 2º andar – Centro, São Paulo (SP), CEP: 01002-000, holder of ID Card 17.622 -2 issued by the Regional Economy Council – CORECON/SP, and of Taxpayer’s ID 874.013.208 -00.

Furthermore, pursuant to Article 240 of the Corporate Law, the following individuals were reelected as members of the Company’s Fiscal Council for a term of office of 1 (one) year, with reelection being permitted, by the vote of the preferred shareholders, in a separate voting procedure: Ms. Maria Lúcia de Oliveira Falcón, Brazilian, a native of the city of Salvador (BA), divorced, agronomist, enrolled in the Regional Council of Engineering, Architecture and Agronomy of Bahia (CREA/BA) under number 14560-D, domiciled at Rodovia José Sarney 4,650, Condomínio Morada da Praia II, casa 10, Robalo, Aracajú (SE), CEP 49036-100, holder of ID Card 1.298.113, issued by the State of Sergipe – Public Security Department, and of Taxpayer’s ID 187.763.105 -15, the alternate for whom shall be Mr. Celso Barreto Neto, Brazilian, a native of the city of Rio de Janeiro (RJ), married, attorney, domiciled at Rua Benjamin Batista, 190, apto. 101, Jardim Botânico, Rio de Janeiro (RJ), CEP: 22461-120, holder of ID Card 71.427, issued by the Brazilian Bar Association - OAB/RJ and of Taxpayer’s ID 667.332.867 -34.

With respect to the disclosure of information to the General Meeting the provisions pursuant to Article 3, caption sentence and Paragraph 2 of the Brazilian Securities and Exchange Commission – CVM Instruction 367 of May 29 2002 have accordingly been complied with, the Union’s Representative, in the public interest, having submitted, together with her vote, the justification for the appointments to the Board of Directors in the manner prescribed in Paragraph I of Article 3 of the aforementioned Instruction.

The individuals elected to the Company’s management declare, pursuant to Subparagraph II of Article 35 of Law 8,934 of 1994, that they have not been condemned for any crime that would prevent the performance of commercial activities.

By the vote of the majority of the shareholders present and in accordance with the vote cast by the representative of the Union, the global compensation to be paid to the Management of Petróleo Brasileiro S.A. - PETROBRAS’ was approved at R$ 8.266.600,00 (eight million two hundred and sixty six thousand, six hundred reais), for the period from April 2009 to March 2010, including in this total: monthly salaries, the Christmas bonus (13th month salary), vacation bonus, performance bonus, profit and results sharing, complementary private pension plan, airfares and housing allowance (pursuant to Decree 3,255 dated November 19 1999), maintaining the salaries at the same nominal value practiced in the month immediately prior to the 2009

Ordinary General Meeting, the said Management’s monthly salaries being entitled to the same readjustments which may be granted to the employees of PETROBRAS, as of the formalization of Collective Labor Agreement (CLA), on the respective base date in 2009.

By the vote of the majority of the shareholders’ present and in accordance with the vote cast by the representative of the Union, the delegation of powers to the Board of Directors to effect the individual distribution of the values to be allocated to the payment of members of the Executive Board, in compliance with the global amount, the part allocated to the Board of Directors to be deducted there from.

By the vote of the majority of the shareholders present and in accordance with the vote cast by the representative of the Union, the establishment of the compensation of the members of the Board of Directors and the effective members of the Fiscal Council at a tenth of the monthly average received by members of the Executive Board, - excluding payments with respect to vacation bonus, performance bonus profit and results sharing, complementary private pension plan, airfares and housing allowance - as well as travel and lodging expenses necessary to perform the function as a member of the Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.